UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 24, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: March 24, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Receives Continued Listing Standards Notice from NYSE

SHANGHAI, China, March 24, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, announced today that on March 19, 2015, the Company was notified by the New York Stock Exchange (“NYSE”) that it is not in compliance with one of the continued listing standards of the NYSE. The Company is considered below the NYSE’s continued listing criteria because the average per share closing price of the Company’s American depositary shares (“ADS”) for the consecutive 30 trading-day period ended on March 13, 2015 has fallen below the NYSE’s share price requirements. The NYSE requires the average closing share price of a listed company to be no less than US$1.00 per share over a consecutive 30 trading-day period. As of March 13, 2015, the 30 trading-day average closing price of the ADSs was $0.99.

Under the NYSE’s rules, the Company has six months from the date of its receipt of the NYSE notice to regain compliance with the minimum share price rule. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period the Company’s ADSs have a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the consecutive 30 trading-day period ending on the last trading day of that month. The Company can also regain compliance if at the expiration of the six-month cure period both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the consecutive 30 trading-day period ending on the last trading day of the cure period are attained.

The Company expects to notify the NYSE that it will take steps to cure this deficiency within the prescribed timeframe. During this period, the Company’s ADSs will continue to be traded on the NYSE, subject to the Company’s compliance with other NYSE listing requirements. The Company’s business operations, its Securities and Exchange Commission reporting requirements, credit agreements and other contractual obligations currently are unaffected by this notification.

Cautionary Statement Concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Acorn’s ability meet the standards necessary to maintain its listing on the New York Stock Exchange or other stock exchange, including its ability to cure any non-compliance with such listing standards. Acorn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

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